

June 9, 2025

Thomas M. Sauve
Chief Executive Officer
Royalty Management Holding Corporation
12115 Visionary Way, Suite 174
Fishers, IN 46038

       Re: Royalty Management Holding Corporation
            Registration Statement on Form S-3
            Filed June 2, 2025
            File No. 333-287724

Dear Thomas M. Sauve:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Isabel Rivera at 202-551-3518 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Clifford J. Hunt, Esq.